UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

PAYA HOLDINGS INC.
(Name of Subject Company)

PAYA HOLDINGS INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70434P 103
(CUSIP Number of Class of Securities)

Melinda Doster
General Counsel and Secretary
Paya Holdings Inc.
303 Perimeter Center North, Suite 600
Atlanta, GA 30346
(800) 261-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Jennifer Lee Sophia Hudson, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Evan Rosen Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Paya Holdings Inc., a Delaware corporation (the “Company” or “Paya”), with the Securities and Exchange Commission (the “SEC”) on January 24, 2023.

The Schedule 14D-9 relates to the tender offer by Pinnacle Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), to purchase, subject to certain conditions, any and all of the outstanding shares at a price of $9.75 per share of common stock of Paya, par value $0.001 per share (the “Shares”), from the seller for cash, without interest thereon (but subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on January 24, 2023 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Explanatory Note:

As previously disclosed, on January 25, 2023, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Paya Holdings Inc., et al., Case No. 1:23-cv-659 (the “O’Dell Complaint”). On January 31, 2023, Jordan Wilson, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Jordan Wilson v. Paya Holdings Inc., et al., Case No. 1:23-cv-790 (the “Wilson Complaint”). On January 31, 2023, Robert Wilhelm, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wilhelm v. Paya Holdings Inc., et. al., Case No. 1:23-cv-119 (the “Wilhelm Complaint”). On February 1, 2023, Dustin Asbury, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Asbury v. Paya Holdings Inc., et. al., Case No. 1-23-cv-861 (the “Asbury Complaint”). On February 2, 2023, Jacob Wheeler, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wheeler v. Paya Holdings Inc., et. al., Case No. 1:23-cv-892 (the “Wheeler Complaint” and together with the O’Dell Complaint, the Wilson Complaint, the Wilhelm Complaint and the Asbury Complaint, the “Federal Complaints”). Also as previously disclosed, on January 31, 2023, Brian Levy, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York for Nassau County, captioned Brian Levy v. Debora Boyda, et. al., Index No. 601850/2023 (the “Levy Complaint” and with the Federal Complaints, the “Complaints”).

The Company believes that the allegations in the Complaints lack merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures, which also include certain clarifying supplemental disclosures unrelated to the Complaints, shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. For clarity, new text is highlighted with bold text and deleted text is highlighted with ~~crossed-out text~~.

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 16 as follows:

On May 31, 2022, the Board of Directors held a regularly scheduled virtual meeting, which was attended by senior management of the Company. During the meeting, the Board of Directors discussed Mr. Cohen’s interactions with Party B, specifically the mid-May telephonic meeting between Mr. Cohen and a representative of the financial advisor to Party B, and related matters.

2. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 17 as follows:

During the course of the discussions with Party B, the Board of Directors met on numerous occasions with senior management of the Company, representatives of Kirkland & Ellis LLP (which is referred to as Kirkland), counsel to the Company, and representatives of Raymond James and an additional potential financial advisor to the Company in attendance, to discuss the Party B June 2022 Proposal and the Company’s response thereto, the Board of Directors’ fiduciary duties in connection with evaluating the Party B June 2022 Proposal and financial analysis of the Company and the Party B June 2022 Proposal with representatives of each of Raymond James and the other potential financial advisor. In the course of such meetings, the Board of Directors also noted that the terms of the TRA, put in place at the time of the Company’s SPAC merger, in connection with certain tax benefits received by the Company, required an early termination payment to be paid by the Company to the other parties to the TRA in the event of a change of control of the Company.  On two occasions, the members of the Board of Directors who were not affiliated with or otherwise beneficiaries of the TRA convened in executive session with representatives of Kirkland to review the contractual early termination payment required under the TRA and discussed, among other things, the amount of the early termination payment required under the TRA, the background of the TRA including that the payments were in respect of a portion of the economic benefits the Company receives from the use of tax attributes transferred by the TRA beneficiaries to the Company at the time of the SPAC merger, that the TRA beneficiaries would continue to receive payments under the TRA absent a change of control transaction and the treatment of tax receivables agreements in precedent change in control transactions.

3. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 18 as follows:

On October 4, 2022, the Board of Directors held a special virtual meeting, which was attended by senior management of the Company, representatives of Kirkland and a potential financial advisor to the Company. Mr. Cohen and Mr. Jeff Hack, the Chief Executive Officer of the Company, reviewed with the Board of Directors the September 29 Proposal, Mr. Cohen’s interactions with Mr. Fayer, and the history of interactions between the Company and Nuvei generally. Representatives of Kirkland discussed with the Board of Directors various legal matters, including the directors’ fiduciary duties and process considerations in the context of a potential sale of the Company. Representatives of the potential financial advisor to the Company reviewed the financial aspects of the September 29 Proposal, overall recent changes in valuations and market conditions and the financing structure contemplated by the September 29 Proposal. The Board of Directors considered the potential benefits (including achieving an attractive cash purchase price for the Company’s stockholders) and risks, (including distraction to the Company’s management, expenses associated with exploring a potential transaction and the possibility of leaks) of exploring a potential transaction with Nuvei, as well as remaining as an independent company, and possible responses to Nuvei. The Board of Directors determined that the September 29 Proposal did not warrant engagement with Nuvei at that time on the basis of the value represented by the September 29 Proposal and the proposal’s lack of certainty and specificity on financing structure. Upon instruction from the Board of Directors, the potential financial advisor contacted a representative of Barclays Capital (which is referred to as Barclays), financial advisor to Nuvei, and conveyed the Board of Directors’ response on October 6, 2022. Nuvei responded that it would seek to improve its proposal.

4. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 19 as follows:

On November 28, 2022, to facilitate the Board of Directors’ consideration of any new proposal made by Nuvei, representatives of the Company provided a merger agreement term sheet prepared by Kirkland (which is referred to as the Merger Agreement Term Sheet) to representatives of Nuvei and requested that Nuvei confirm it was willing to enter into a definitive agreement substantially on the terms reflected in the Merger Agreement Term Sheet. The Merger Agreement Term Sheet contemplated, among other things, a two-step merger governed by Section 251(h) of the General Corporation Law of the State of Delaware, provided for an unspecified termination fee payable by the Company under certain circumstances, including if the Company terminated the merger agreement in order to accept a superior proposal, provided that all vested and unvested Company equity awards would be converted into the right to receive the merger consideration in cash, set forth limited customary closing conditions (including no financing condition) and termination rights, and provided that each party would have the right to specifically enforce the terms of the merger agreement.

5. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 19 as follows:

On December 9, 2022, Nuvei delivered a letter to the Company setting forth a revised non-binding indication of interest to acquire the Company for a price of $9.15 per share in cash (which is referred to as the December 9 Proposal). The proposed purchase price per share set forth in the December 9 Proposal represented a premium of approximately 11% to the closing price of the Company’s common stock on December 9, 2022. The December 9 Proposal indicated that Nuvei would require confirmatory due diligence and requested an exclusivity period to complete that diligence. The December 9 Proposal also noted Nuvei’s expectation that significant stockholders of the Company would enter into tender and support agreements. Included with the December 9 Proposal was a markup of the Merger Agreement Term Sheet (which is referred to as the December 9 Markup) prepared by Davis Polk & Wardwell LLP (which is referred to as Davis Polk), counsel to Nuvei. The December 9 Markup included enhanced termination rights to Nuvei’s benefit and provided for a termination fee equal to 4.5% of transaction equity value and provided that unvested Company equity awards would be converted into Nuvei employee equity awards.

6. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 20 as follows:

On December 15, 2022, the Board of Directors held a regularly scheduled virtual meeting, which was attended by senior management of the Company. In addition to regularly scheduled business, senior management of the Company provided an update on discussions with Nuvei, including the December 14 Proposal. The Board of Directors discussed the financial information previously reviewed, the likelihood that Nuvei would increase its offer from that reflected in the December 14 Proposal and whether the Company should grant the requested exclusivity period. The Board of Directors also discussed the fact that the TRA required an early termination payment to be made by the Company to Ultra Holdings in the event of a change of control of the Company, including that the TRA was put in place at the time of the Company’s SPAC merger and that the TRA entitled GTCR and certain other individuals to contractual payments in respect of a portion of the economic benefits the Company receives from the use of tax attributes transferred by the TRA beneficiaries to the Company at the time of the SPAC merger. In the course of such discussions, members of the Board of Directors affiliated with GTCR reported that Ultra Holdings would retain its rights under the TRA given it was a binding contractual obligation entered into in consideration for economic benefits received by the Company and the Board of Directors discussed the fact that the TRA was an existing, publicly disclosed contract binding on the Company. With input from senior management of the Company, the Board of Directors considered potential responses to Nuvei. It was the consensus of the Board of Directors that, taking into account the greater clarity around Nuvei’s financing plan and certainty provided by the November 11 Financing Materials and Nuvei’s markup of the Merger Agreement Term Sheet, the Board of Directors would be supportive of a transaction with Nuvei at a price of $9.75 per share in cash, without any conditions related to waiver of contractual rights under the TRA and that, if Nuvei agreed to a price of $9.75 per share in cash, the Company and its advisors should move forward with negotiation of transaction documentation and confirmatory due diligence on an expedited timeline and target announcing the transaction on January 9, 2023. The Board of Directors further determined that it would not grant exclusivity at such time. Later that same day, at the direction of the Board of Directors, representatives of J.P. Morgan conveyed the Board of Directors’ counterproposal to representatives of Barclays (which is referred to as the December 15 Counterproposal).

7. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 22 as follows:

On December 20, 2022, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland, representatives of J.P. Morgan and representatives of Raymond James. Mr. Cohen, Mr. Hack and Mr. Chukwu provided the Board of Directors with an update on discussions with Nuvei, noting that, following the receipt of the December 17 Proposal that accepted the Board of Directors’ December 15 Counterproposal, the Company and its advisors had commenced providing confirmatory due diligence information and had provided Nuvei with a draft of the Merger Agreement. Representatives of Kirkland then reviewed the directors’ fiduciary duties and process considerations in the context of a potential sale of the Company. The Board of Directors discussed Nuvei’s request that Ultra Holdings enter into a tender and support agreement and the directors not affiliated with Ultra Holdings concluded that it was advisable and in the best interests of the Company for GTCR to commit to support the transaction pursuant to a mutually acceptable tender and support agreement if a definitive merger agreement was eventually entered into. Members of senior management of the Company also presented the Company’s updated standalone financial plan, noting updates since the plan had last been presented to the Board of Directors in June 2022 and the Board of Directors approved the Company’s updated standalone financial plan for use in consideration of any transaction with Nuvei. Also at the meeting, representatives of each of J.P. Morgan and Raymond James discussed their respective preliminary financial analysis regarding the Company, the potential transaction and comparison of the December 17 Proposal to prior proposals made by Nuvei and the Party B June 2022 Proposal, as applicable, and discussed whether the Company should contact other parties to explore their interest in pursuing a strategic transaction with the Company. With input from the Company’s senior management and advisors, the Board of Directors discussed whether to contact other parties that could potentially be interested in a strategic transaction with the Company and considered various related factors, including the possibility that the presence of another potential acquirer could provide the Company with enhanced negotiating leverage, the risk of leaks, an assessment of other potential acquirers’ interest in a strategic transaction with the Company and their ability to make a credible proposal, the fact that extensive outreach conducted by the Company in 2021 and 2022 had not yielded credible proposals (other than the Party B June 2022 Proposal) and the possibility that outreach to other potential acquirers could cause Nuvei to cease or slow its current engagement. The Board of Directors determined not to contact third parties at that time, but instructed senior management of the Company and the Company’s advisors to seek to finalize diligence and negotiating the terms of the Merger Agreement with Nuvei, and to engage in targeted outreach to Party B, Party C and one other party once there was sufficient certainty of resolving all open issues with Nuvei. The Board of Directors selected such third parties based on the Board of Director’s assessment, with advice from senior management of the Company, representatives of J.P. Morgan and representatives of Raymond James, of the likelihood of each such party’s potential interest in a strategic transaction with the Company and their ability to make a credible proposal. Following the Board of Directors’ review of the December 17 Proposal and related matters, the members of the Board of Directors who were not affiliated with or otherwise potential beneficiaries of an early termination payment pursuant to the TRA convened in executive session with representatives of Kirkland to review the contractual early termination payment required under the TRA and discussed, among other things, the amount of the early termination payment and the treatment of tax receivables agreements in precedent change in control transactions.

8. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 22 as follows:

Following the meeting of the Board of Directors on December 20, 2022, representatives of each of J.P. Morgan and Raymond James discussed with the Board of Directors certain of their respective relationships with Nuvei and GTCR. In the course of discussions that occurred with the Board of Directors following the December 20, 2022 meeting, representatives of each of J.P. Morgan and Raymond James described investment banking and other services provided to Nuvei or GTCR and the amounts of compensation received by J.P. Morgan or Raymond James in connection with such services. For a summary of those relationships, see “Item 4. The Solicitation or Recommendation — Opinion of J.P. Morgan; Opinion of Raymond James”.

9. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 23 as follows:

Between January 2, 2023 and January 8, 2023, representatives of Kirkland, representatives of Davis Polk and members of management and the Board of each of the Company and Nuvei and representatives of their respective financial advisors had multiple conversations to resolve outstanding issues under the Merger Agreement and exchanged multiple drafts. As part of those discussions, the Company agreed to Nuvei’s proposal to have unvested Company equity awards converted into Nuvei employee equity awards, and on January 6, 2023, at the direction of the Board of Directors and senior management of the Company, representatives of the Company proposed to set the termination fee at 3.0% of transaction equity value, which proposal Nuvei accepted.

10. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 24 as follows:

On January 8, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland, representatives of J.P. Morgan and representatives of Raymond James. During the meeting, representatives of Kirkland reviewed with the Board of Directors the directors’ fiduciary duties as previously discussed, informed the Board of Directors that the Merger Agreement was in proposed final form and then reviewed the proposed terms of the Merger Agreement, including the conditions to closing, each party’s termination rights, the ability of the Board of Directors to respond to unsolicited acquisition proposals, Nuvei’s obligations to obtain debt financing and the provisions of the Merger Agreement relating to employee benefits, incentive equity and bonus payments and related matters, as well as the proposed terms of the Tender and Support Agreement and Termination Agreement. Representatives of J.P. Morgan updated the Board of Directors that Party B, Party C and the other company that the Board of Directors had authorized the Company’s representatives to contact had each indicated that they were not interested in pursuing a strategic transaction with the Company. Representatives of J.P. Morgan then presented J.P. Morgan’s financial analysis regarding the Company and the transaction and rendered to the Board of Directors its oral opinion, subsequently confirmed in its written opinion delivered to the Board of Directors on January 8, 2023, to the effect that, as of January 8, 2023 and based upon and subject to the assumptions, qualifications, limitations and other factors set forth in such written opinion, the merger consideration of $9.75 per share in cash to be paid to the holders of Company Common Stock (other than the Excluded Shares), in the Offer and the Merger was fair, from a financial point of view, to such holders of Company Common Stock. Representatives of Raymond James then presented Raymond James’s financial analysis regarding the Company and the transaction and rendered to the Board of Directors its oral opinion, subsequently confirmed in writing, to the effect that, as of January 8, 2023 and based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters set forth therein, the merger consideration of $9.75 per share in cash to be paid to the holders of Company Common Stock (other than the Excluded Shares) was fair, from a financial point of view, to such holders of common stock of the Company. A representative of Kirkland then noted that in response to a questionnaire distributed by Kirkland, all members of the Board had confirmed they had no conflict of interest with respect to Nuvei.

11. By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “Opinion of J.P. Morgan” on page 35 as follows:

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s written opinion dated January 8, 2023, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the ~~holder~~ holders of Company Common Stock (other than the Excluded Shares) in the Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and the Merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and the Merger, or any class of such persons relative to the Offer Price in the to the holders of Company Common Stock (other than the Excluded Shares) in the Offer and the Merger or with respect to the fairness of any such compensation.

12. By removing the table included in the section titled “Opinion of J.P. Morgan” on page 37 in its entirety and replacing it with the following:

The following tables present the results of this analysis:

The Company and Parent	FV/2023E Adj. EBITDA Multiple[1]
The Company[2,3]	13.1x
Parent[3]	9.1x
Selected Companies
Mid/small-cap payment companies
Shift4 Payments, Inc. (“Shift4”)[4]	13.8x
Paysafe Limited	7.4x
i3 Verticals, Inc.	12.9x
Repay Holdings Corporation	9.2x
Large-cap payment companies
Fiserv, Inc. (“Fiserv”)	10.5x
PayPal Holdings, Inc.	10.9x
Fidelity National Information Services, Inc. (“FIS”)	8.6x
Global Payments Inc. (“Global Payments”)[5]	10.0x

[1]	Multiples calculated to exclude share-based compensation expense (e.g., “pre-SBC”)
[2]	Based on a Share price as of January 6, 2023. Current price and multiples are potentially affected by market rumors of Transactions
[3]	For reference only
[4]	All data is shown as of December 6, 2022 to represent unaffected Stock price prior to market rumors of a potential sale or take-private transaction
[5]	All metrics and multiples are pro forma adjusted for Global Payments’ acquisition of EVO Payments, Inc. (“EVO”) per public filings and estimates

13. By removing the strikethrough text in the below paragraph under the section titled “Opinion of J.P. Morgan” on page 37 as follows and removing the table on pages 37-38 in its entirety and replacing it with the following:

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be similar to the Company’s business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. Specifically, J.P. Morgan reviewed the transactions below, and calculated the ratio of each target company’s firm value to the target company’s estimated adjusted EBITDA (pre-SBC) for the next twelve months following ~~January 9, 2023,~~ the date of the announcement of the applicable transaction (the “FV / NTM EBITDA”), based on publicly available information:

Announcement Date	Acquirer	Target	FV / NTM EBITDA
October 28, 2022	BCH Capital; Sixth Street	Pushpay Holding Limited	16.2x
August 1, 2022	Global Payments	EVO	18.3x
November 2, 2020	Nexi S.p.A.	Nets A/S	18.3x
February 3, 2020	Worldline SA	Ingenico Group SA	14.4x
May 28, 2019	Global Payments	Total System Services, Inc. (“TSYS”)	16.5x
May 22, 2019	Nuvei Corporation	SafeCharge International Group Limited[1]	18.6x
March 18, 2019	FIS	Worldpay, Inc.	20.3x
January 16, 2019	Fiserv	First Data Corporation	11.0x
September 25, 2017	Hellman & Friedman LLC	Nets A/S	13.4x
August 4, 2017	Blackstone Group; CVC Capital Partners	Paysafe Group plc[2]	13.0x
July 4, 2017	Vantiv, Inc.	Worldpay, Inc.	17.0x
May 29, 2017	First Data Corporation	CardConnect Corp.	16.0x
January 26, 2016	TSYS	TransFirst Holding, Inc.	13.8x
December 15, 2015	Global Payments	Heartland Payment Systems, Inc.	16.2x

[1]	Financial and valuation metrics based on 12 months ended December 31, 2018A and December 31, 2019E
[2]	Paysafe data removes effect of Asia Gateway business that was carved out and sold in conjunction with take-private

14. By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “Opinion of J.P. Morgan” on page 38 as follows:

The total present values derived based on the unlevered free cash flows were added together with the range of terminal values. This was then adjusted for the Company’s debt (approximately $247 million) and cash ($165 million) as of December 31, 2022, as estimated by the Company’s management, and then divided by the number of fully diluted shares of Shares outstanding, as provided by the Company’s management (per the Company’s management’s direction, based on approximately 132.2 million ~~shares of Company Common Stock~~ Shares outstanding and adjusted to remove approximately 5.7 million Excluded Shares and to reflect the impact of dilutive securities calculated in accordance with the treasury stock method to a total fully-diluted share count of approximately 129.4 million shares), to arrive at a range of implied equity value per share of the Shares, rounded to the nearest $0.25, of $7.50 to $10.00. The range of implied per share equity values for the Shares was compared to (i) the closing share price of the Shares of $7.79 per share on January 6, 2023 and (iii) the amount of the Offer Price of $9.75 per share.

15. By removing the strikethrough text and adding the bold text in the below paragraphs under the section titled “Opinion of Raymond James” on page 43 as follows and removing the list on page 43 in its entirety and replacing it with the following table:

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of eight publicly-traded merchant payment, payment processor and integrated payments solutions companies that it deemed relevant and for which future financial estimates were publicly available~~, including:~~. Raymond James calculated various financial multiples for each company, including enterprise value (market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents), or EV, compared to earnings before interest, taxes, depreciation and amortization, or EBITDA, (i) for the most recent actual twelve months results ended September 30, 2022, referred to as LTM, as well as to (ii) Wall Street research analysts’ projected EBITDA for the selected companies for calendar year ending December 31, 2023 referred to as 2023E. The estimates published by Wall Street research analysts were not prepared in connection with the Transactions or at the request of Raymond James and may or may not prove to be accurate. The selected public companies and relevant financial multiples, are listed below.

EV / EBITDA
Company	LTM	2023E
Fiserv, Inc.	11.9x	10.5x
Fidelity National Information Services, Inc. (“Fidelity”)	9.2x	8.4x
Global Payments Inc.	11.0x	10.4x
Shift4 Payments, Inc.	24.5x	16.1x
Nuvei Corporation	10.3x	9.0x
Paysafe Limited	8.2x	7.6x
i3 Verticals, Inc.	16.1x	12.6x
Repay Holdings Corporation	10.5x	9.3x

~~Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents) compared to earnings before interest, taxes, depreciation and amortization, or EBITDA, for the most recent actual twelve months results ended September 30, 2022, referred to as LTM, as well as to Wall Street research analysts’ projected EBITDA for the selected companies for calendar year ending December 31, 2023 referred to as 2023E. The estimates published by Wall Street research analysts were not prepared in connection with the Transactions or at the request of Raymond James and may or may not prove to be accurate.~~ Raymond James reviewed the mean, median, 25% quartile and 75% quartile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the Company implied by the Offer Price. The results of the selected public companies analysis are summarized below:

16. By removing the strikethrough text and adding the bold text in the below paragraphs under the section titled “Opinion of Raymond James” on page 44 as follows and removing the list on page 44 in its entirety and replacing it with the following table:

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected announced acquisitions of merchant payment, payment processor and integrated payments solutions companies and prepared a summary of the relative valuation multiples paid in these transactions. Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ EBITDA, in each case for (i) twelve months ended prior to announcement of the transaction and (ii) the calendar year of the transaction, where such information was publicly available. The selected transactions (and related month and year of announcement) and relevant financial multiples used in the analysis included (“NA” indicates not available):

Announcement Date	Target	Buyer	EV / LTM EBITDA	EV / CY EBITDA
October 2022	Pushpay Holdings Limited	BGH Capital & Sixth Street	15.7x	17.9x
August 2022	EVO Payments, Inc.	Global Payments Inc.	20.7x	18.5x
May 2021	BillingTree Inc.	Repay Holdings Corp.	25.2x	18.6x
May 2019	Total Systems Services, Inc.	Global Payments Inc.	18.0x	17.2x
May 2019	SafeCharge International Gr.	Nuvei Corporation	21.8x	19.8x
March 2019	Worldpay, Inc.	Fidelity	22.9x	20.0x
January 2019	First Data Corporation	Fiserv, Inc.	12.0x	11.6x
December 2017	Cayan LLC	Total System Services, Inc.	23.3x	NA
September 2017	Nets A/S	Hellman & Friedman LLC	14.3x	14.1x
August 2017	Paysafe Limited	Blackstone Inc.	13.9x	13.1x
July 2017	Worldpay, Inc.	Vantiv, Inc.	17.7x	17.2x
January 2016	TransFirst Holdings Corp.	Total Systems Services, Inc.	16.1x	13.8x
December 2015	Heartland Payment Systems	Global Payments Inc.	18.4x	18.4x

~~Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ EBITDA, in each case for twelve months ended prior to announcement of the transaction and the calendar year of the transaction, where such information was publicly available.~~ Raymond James reviewed the mean, median, 25% quartile and 75% quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Offer Price. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to the Company’s last twelve months and 2023E EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the Offer Price of $9.75 per share. The results of the selected transactions analysis are summarized below:

17. By adding the bold text to the below paragraph under the section titled “Opinion of Raymond James” on page 45 as follows:

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2026 as the final year for the analysis and applied perpetuity growth rates, ranging from 2% to 3% (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2026 EBITDA of approximately $136 million in order to derive a range of terminal values for the Company in 2026 ranging from approximately $721 million to $1.163 billion.

18. By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “Opinion of Raymond James” on page 46 as follows:

During the two years preceding the date of Raymond James’ written opinion, Raymond James and certain of its affiliates ~~has~~ provided certain commercial banking, investment banking and ~~or~~ financial advisory services to (i) the Company, including having served as a passive bookrunner on the Company’s follow-on offering in March 2021, for which Raymond James received approximately $400,000 in underwriting fees, and (ii) Nuvei, including having served as a co-manager on its initial public offering in October 2021 and as a lender to Nuvei, for which Raymond James and its affiliates received approximately $6~~2~~00,000 in ~~underwriting~~ aggregate fees. In addition, at the request of the Paya board, Raymond James reviewed its and its affiliates' engagements with GTCR during the two years preceding the date of Raymond James’ written opinion, during which Raymond James and certain of its affiliates provided debt syndication, debt underwriting, equity underwriting and financial advisory services to certain portfolio companies of GTCR, for which Raymond James and its affiliates received approximately $18 million in fees. Raymond James may provide investment banking, financial advisory and other financial services to the Company, GTCR and/or Nuvei or other participants in the Transactions in the future, for which Raymond James may receive compensation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAYA HOLDINGS INC.

	By:	/s/ Glenn Renzulli
	Name:	Glenn Renzulli
	Title:	Chief Financial Officer
Dated: February 13, 2023